SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 2)*

Morphic Holding, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

61775R105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 61775R105	13 G	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON PN
(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON PN
(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2020 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS Omega Fund V GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON OO
(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS Claudio Nessi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 202!, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS Anne-Mari Paster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,200,014
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,200,014

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,200,014
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund V, L.P. (“Omega Fund”), Omega Fund V GP, L.P. (“Omega GP”), Omega Fund V GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”), Otello Stampacchia (“Stampacchia”), and Anne-Mari Paster (“Paster”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

CUSIP NO. 61775R105	13 G	Page 8 of 11 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock (“Common Stock”), of Morphic Holding, Inc. (the “Issuer”).

Item 1 (a)	Name of Issuer:

Morphic Holding, Inc. (the “Issuer”)

Item 1 (b)	Address of Issuer’s principal executive offices:

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

Items 2(a)	Name of Reporting Persons filing:

Omega Fund V, L.P. (“Omega Fund”)

Omega Fund V GP, L.P. (“Omega GP”)

Omega Fund V GP Manager, Ltd. (“Omega Ltd”)

Claudio Nessi (“Nessi”)

Otello Stampacchia (“Stampacchia”)

Anne-Mari Paster (“Paster”)

Item 2(b)	Address or principal business office or, if none, residence:

The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Nessi, Stampacchia, and Paster, is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.

Item 2(c)	Citizenship:

Name	Citizenship or Place of Organization
Omega Fund	Cayman Islands
Omega GP	Cayman Islands
Omega Ltd.	Cayman Islands
Nessi	Switzerland
Stampacchia	Italy
Paster	United States of America

Item 2(d)	Title of class of securities:

Common Stock

Item 2(e)	CUSIP No.:

61775R105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4	Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2021.

CUSIP NO. 61775R105	13 G	Page 9 of 11 Pages

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Omega Fund(2)(3)	1,200,014	0	1,200,014	0	1,200,014	1,200,014	3.3%
Omega GP(2)(3)	0	0	1,200,014	0	1,200,014	1,200,014	3.3%
Omega Ltd(2)(3)	0	0	1,200,014	0	1,200,014	1,200,014	3.3%
Nessi(2)(3)	0	0	1,200,014	0	1,200,014	1,200,014	3.3%
Stampacchia(2)(3)	0	0	1,200,014	0	1,200,014	1,200,014	3.3%
Paster(2)(3)	0	0	1,200,014	0	1,200,014	1,200,014	3.3%

(1)

The following percentages are based on 36,961,618 shares of Common Stock outstanding as of November 1, 2021 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2021, filed with the Securities and Exchange Commission on November 4, 2021.

(2)

Omega Fund owns 1,200,014 shares of the Common Stock. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, and each of Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Omega Fund. Nessi, Stampacchia, and Paster are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. Each of the Reporting Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock held by Omega Fund except to the extent of his, her or its pecuniary interest therein.

(3)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☒

Item 6	Ownership of More than Five Percent on Behalf of Another Person

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:    ☐

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP NO. 61775R105	13 G	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

OMEGA FUND V, L.P.

BY:	Omega Fund V GP, L.P.
ITS:	GENERAL PARTNER

BY:	Omega Fund V GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Anne-Mari Paster
Director

OMEGA FUND V GP, L.P.

BY:	Omega Fund V GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Anne-Mari Paster
Director

OMEGA FUND V GP MANAGER, LTD.

By:	/s/ Anne-Mari Paster
Director

/s/ Claudio Nessi
Claudio Nessi

/s/ Otello Stampacchia
Otello Stampacchia

/s/ Anne-Mari Paster
Anne-Mari Paster

CUSIP NO. 61775R105	13 G	Page 11 of 11 Pages

Exhibit(s):

Exhibit 99.1:        Joint Filing Statement

Exhibit 99.2:        Power of Attorney